Filed Pursuant to Rule 433 Registration Statement Nos. 333-122925 and 333-122925-01

6.5% ELKS (Equity Linked Notes)

Based Upon the Common Stock of Transocean Inc.

Final Terms and Conditions

April 7, 2006

Issuer:	Citigroup Funding Inc.
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company.

Rating of Issuer’s Obligations:	Aa1/AA- (Moody’s / S&P) based upon the Citigroup guarantee.

Currency:	United States Dollar (“USD”).

Underlying Stock:	Transocean Inc. (NYSE, “RIG”).

Offering:	6.5% Equity Linked Securities Based Upon the Ordinary Shares of Transocean Inc. (the “ELKS”).

Issue Size:	250,000 ELKS (Principal Amount of USD 20,652,500.00).

Trade Date:	April 7, 2006.

Issue Date:	April 18, 2006.

Valuation Date:	April 7, 2008.

Maturity Date:	April 15, 2008.

Offering Price:	USD 82.61 per Unit.

Coupon:	6.5% per annum. Coupons will be paid monthly on the 15th day of each month beginning on May 15, 2006 and ending on the Maturity Date.

Initial Share Price:	USD 82.61 (or 100%).

Cap Price:	USD 106.57, which represents approximately 129.00% of the Initial Share Price.

Final Share Price:	The closing price of the Underlying Stock on the Valuation Date.

Payment at Maturity:

For each note of USD 82.61:

a)       If the Final Share Price is less than or equal to the Cap Price then a number of shares of the Underlying Stock for each note equal to the Exchange Ratio, or

b)       If the Final Share Price is greater than the Cap Price then cash in an amount equal to the product of (i) the Exchange Ratio, (ii) the Final Share Price and (iii) a ratio equal to the Cap Price divided by the Final Share Price.

Exchange Ratio:	1.0 share of the Underlying Stock for each ELKS of USD 82.61 principal amount with any fractional shares to be paid in cash.

Business Days:	A day on which commercial banks in New York are open.

Calculation Agent:	Citigroup Global Markets Inc.

Form and Denomination:	Registered Medium Notes in minimum denominations and minimum increments of USD 82.61.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (File No. 333-122925) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.

6.5% ELKS (Equity Linked Notes)

Based Upon the Common Stock of Transocean Inc.

Final Terms and Conditions

April 7, 2006

Clearing and Settlement:	DTC.

Listing:	None.

CUSIP:	17308C 544.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (File No. 333-122925) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.